April 23, 2014

Via EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Tecogen Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed April 17, 2014

File No. 333-193823

Dear Ms. Long:

The purpose of this letter is to respond to your letter of April 21, 2014 regarding the above registration statement amendment. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Form S-1. The Registration Statement on Form S-1, originally filed on February 7, 2014 (File No. 333-193823), as amended, is referred to herein as the “Registration Statement”.

General

1.	Please remove the apparent inadvertent inclusion of “million” after “$500,000” in the first paragraph on page 20, or advise.

We have removed the word “million” after “$500,000” in the first paragraph on page 20.

2.	We note your response to comment 7 in our letter dated February 27, 2014. Your proposed revised disclosure set forth in your response letter does not appear in the registration statement. Please advise.

We believe we addressed comment 7 in your letter dated February 27, 2014 by including the following on page 20 to Amendment No. 1 to the Form S-1:

“If we receive substantially less than the maximum proceeds from this offering, we believe that we will have access to other funding sources that, together with the proceeds we do receive, will be sufficient to meet our working capital requirements for at least the next twelve months.”

3.	We note that you have not included XBRL tagged financials as exhibits to your registration statement. Rather, you make reference to the XBRL information in your annual report on Form 10-K for the fiscal year ended December 31, 2013. Please include electronically tagged Interactive Data Files with your next amendment.

We have included XBRL electronically tagged Interactive Data Files as exhibits to the Registration Statement.

Securities and Exchange Commission April 23, 2014 Page 2

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures they have made.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.

/s/ Bonnie J. Brown

By:	Bonnie J. Brown
Chief Financial Officer

cc:	Kamyar Daneshvar, Staff Attorney

Craig Slivka, Special Counsel